SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

ROBERT LEWIS, Derivatively on Behalf of SOUTH HERTFORDSHIRE UNITED KINGDOM FUND, LTD., Plaintiff, v. VIRGIN MEDIA INC., NTL FAWNSPRING LIMITED and NTL (B) LIMITED, Defendants, and SOUTH HERTFORDSHIRE UNITED KINGDOM FUND, LTD., a Colorado Limited Partnership, Nominal Defendant.	Index No.____________________ Plaintiff designates New York County as the place of trial **SUMMONS** Venue is based upon CPLR §503--Plaintiff resides in New York County and Defendant Virgin Media, Inc.'s principal office is located in New York County

YOU ARE HEREBY SUMMONED to answer the Verified Shareholder Derivative Complaint in this action and to serve a copy of your Answer, or if the Complaint is not served with this Summons, to serve a Notice of Appearance on Plaintiff's attorneys within twenty (20) days after service, exclusive of the day of service, or within thirty (30) days after service is complete if this Summons is not personally delivered to you within the State of New York. In case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the Complaint.

Dated: March 15, 2011

ABRAHAM FRUCHTER & TWERSKY LLP

Jeffrey S. Abraham
Philip T. Taylor
One Penn Plaza, Suite 2805
New York, N.Y. 10119
Tel: (212) 279-5050

Attorneys for Plaintiff

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

ROBERT LEWIS, Derivatively on Behalf of SOUTH HERTFORDSHIRE UNITED KINGDOM FUND, LTD., Plaintiff, v. VIRGIN MEDIA INC., NTL FAWNSPRING LIMITED and NTL (B) LIMITED, Defendants, and SOUTH HERTFORDSHIRE UNITED KINGDOM FUND, LTD., a Colorado Limited Partnership, Nominal Defendant.	Index No.__________________ **VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT**

Plaintiff, by his attorneys, alleges on information and belief, except for those allegations pertaining to himself, which are alleged on knowledge, as follows:

INTRODUCTION

1. This action arises out of Defendants' plan to purchase (the "Transaction") the sole asset of South Hertfordshire United Kingdom Fund, Ltd. ("South Herts" or the "Partnership") consisting of a 66.7% interest in NTL (South Hertfordshire) Limited which operates a cable television system (the "Cable TV System") in the United Kingdom (the "U.K."). The proposed purchase price was achieved by averaging three appraisals performed as of September 30, 2010 in a procedure set forth in the limited partnership agreement dated December 31, 1991 (the "Limited Partnership Agreement"). That price, however, is not entirely fair to Plaintiff and the

other limited partners of South Herts (the "Limited Partners"), an unfairness which has been compounded by the increasing value of U.K. cable television assets since the date of the appraisals.

2. Defendants, by the terms of the Limited Partnership Agreement governing the affairs of the Partnership, are also required to obtain the approval of a majority of the Limited Partners for the sale of the Cable TV System. However, in soliciting the Limited Partners' approval, Defendants in violation of their fiduciary duty of candor, are failing to disclose material facts, including, that the proposed purchase price undervalues the Cable TV System and that the appraisals are stale because of changes in the operation of the Cable TV System and changes in the value of European cable television systems.

3. Defendants have also engaged in a self-dealing transaction in or about the second fiscal quarter of 2009 involving the disposition of valuable premium TV services without the payment of adequate (or any) consideration to the Partnership.

4. Defendants are in violation of the terms of the Limited Partnership Agreement including the requirement that they act as fiduciaries with respect to any dealings with the Limited Partners. In this action, Plaintiff seeks damages caused to the Limited Partners and the Partnership by Defendants' wrongful conduct.

PARTIES

5. Plaintiff Robert Lewis, a resident of New York, New York, is and was prior to the events alleged in this Complaint, a Limited Partner of South Herts.

6. (a) Defendant South Herts, originally known as Jones United Kingdom Fund, Ltd. until it changed its name on or about January 31, 1995, is a Colorado limited partnership

which maintains its principal place of business at Media House, Bartley Wood Business Park, Hook, Hampshire, England RG27 9UP. South Herts' only asset is 299,390 shares or 66.7% of the Cable TV System which is principally engaged in the development, construction, management and operation of broadband communications networks for telephone, cable television and internet services in the U.K.

(b) The Partnership's units are registered with the Securities and Exchange Commission ("SEC") but are not traded on a national securities exchange or any formal trading market. South Herts units were originally sold to U.S. investors and continue to be owned by U.S. investors.

7. Defendant Virgin Media, Inc. ("Virgin Media") is a Delaware corporation with its principal executive offices located at 909 Third Avenue, Suite 2863, New York, New York 10022. Virgin Media is a leading entertainment and communications business, being a "quad-play" provider of broadband internet, television, mobile telephony and fixed line telephony services that offers a variety of entertainment and communications services to residential and commercial customers throughout the U.K. Defendant Virgin Media controls the Partnership through its employees Robert Mackenzie ("Mackenzie") and Robert Gale ("Gale") who are both Virgin Media executives and also directors of South Herts' General Partner. Virgin Media also exercises control over the Partnership through Virgin Media Limited ("VML") which manages the Partnership's day-to-day affairs and the Cable TV System's operations.

8. Defendant NTL Fawnspring Limited ("Fawnspring" or the "General Partner") is incorporated under the laws of England and Wales with its principal executive offices located at c/o NTL Fawnspring Limited, Media House, Bartley Wood Business Park, Hook, Hampshire,

RG27 9UP, England. Fawnspring, as South Herts' general partner, exercises management control over the Partnership and is an affiliate of defendant Virgin Media through its employees Mackenzie and Gale, who serve as the General Partner's only board members. Pursuant to Section 9.5 of the Limited Partnership Agreement, the General Partner owes fiduciary duties to Plaintiff and the other Limited Partners.

9. Defendant NTL (B) Limited is a company incorporated in England and Wales, with a registered office located at 160 Great Portland Street, London W1W 5AQ. NTL (B) Limited, an indirect wholly owned subsidiary of Virgin Media, owns the remaining 33.3% of the Cable TV System which is not owned by the Partnership and seeks to acquire the remaining 66.7% in the Transaction. NTL (B) Limited is an affiliate of the General Partner through Mackenzie and Gale, who serve on NTL (B) Limited's board of directors.

JURISDICTION AND VENUE

10. The Supreme Court of the State of New York has jurisdiction over this action pursuant to Article 3 of the Civil Practice Law and Rules ("CPLR"). Venue is proper in this Court pursuant to CPLR §503, as Plaintiff resides in this County and Defendant Virgin Media has its principal place of business here.

SUBSTANTIVE ALLEGATIONS

The Partnership and Its Affiliates

11. South Herts is limited partnership that was formed in December 1991 for the purpose of acquiring one or more cable television/telephone systems in the U.K. South Herts holds 66.7% of the shares of the Cable TV System, which is a U.K. corporate subsidiary principally engaged in the development, construction, management and operation of broadband

communications networks for telephone, cable television and broadband internet services in South Hertfordshire, England. The Cable TV System's operations are fully integrated into the operations of defendant Virgin Media. As of December 31, 2009, the Cable TV System serviced 26,911 digital television subscribers, 29,646 residential telephony subscribers and 27,511 broadband internet subscribers, representing a total of 33,668 residential customers with a penetration level of 35.3% of the homes in the franchise area.

12. Management control of South Herts is exercised by the General Partner which is closely affiliated with defendant Virgin Media through its employees Mackenzie and Gale, who serve as board members of the General Partner. However, the Partnership is actually managed by VML, a Virgin Media subsidiary and its principal operating company, which performs a variety of management functions and procures services on behalf of the Partnership.

13. Defendant Virgin Media is a leading provider of entertainment and communication services in the U.K., offering "quad-play" broadband internet, television, mobile telephony and fixed line telephony services. Virgin Media is one of the U.K.'s largest providers of residential broadband internet, pay television and fixed line telephony services by number of customers. Virgin Media believes its advanced, deep fiber access network enables it to offer faster and higher quality broadband services than its digital subscriber line, or DSL, competitors. As a result, Virgin Media provides its customers with a leading next generation broadband service and one of the most advanced TV on-demand services available in the U.K. market. As of December 31, 2009, Virgin Media provided services to approximately 4.8 million residential cable customers on its network. Defendant Virgin Media indirectly holds the remaining 33.3%

of the shares of the Cable TV System through its indirect wholly-owned subsidiary NTL (B) Limited.

14. Defendant Virgin Media has effective control over South Herts and its General Partner through VML which manages the Partnership and Mackenzie and Gale who are the Virgin Media employees that comprise the board of Fawnspring. Defendant Virgin Media seeks to take control of the Cable TV System for its own benefit and without regard to the interests of the Partnership's right to receive the highest possible price possible for its only asset.

The Transaction

15. On or about February 1, 2011, South Herts filed a Preliminary Proxy Statement (the "Proxy") on Schedule 14A with the SEC disclosing that on January 31, 2011 it had entered into the a share purchase agreement (the "Purchase Agreement") with NTL (B) Limited to sell its 299,390 shares representing a 66.7% interest in the Cable TV System for £14,293,000.

16. The terms of the Transaction and the Purchase Agreement were determined by the employees and management of defendant Virgin Media, some of whom are also directors of the General Partner and NTL (B) Limited. Those individuals included Mackenzie and Gale who are both directors of the General Partner, which exercises management control over South Herts, and are also directors of NTL (B) Limited, which is seeking to acquire the remaining interest in the Cable TV System that it does not already own. Neither Mackenzie nor Gale acted as independent representatives of the General Partner or NTL (B) Limited, therefore, the terms of the Transaction and the Purchase Agreement were not subject to negotiation. In fact, those terms seek to benefit Defendants to the detriment of the Partnership by acquiring South Herts' only assets for wholly

inadequate consideration and without disclosing that the value of the Cable TV System has materially increased.

17. Upon consummation of the Transaction, Defendants intend to dissolve the Partnership.

18. The supposed basis for the Transaction was disclosed in the Proxy (at p. 3), which stated that:

> For the past several years, the General Partner has been aware that certain unitholders have desired increased liquidity with respect to their Partnership units. The proposed Asset Sale will provide unitholders with an opportunity to liquidate their investment in the Partnership units at a price determined in accordance with the Partnership Agreement in advance of the scheduled expiration of the Partnership term on December 31, 2016.

19. In addition to purportedly wanting to provide liquidity to the Limited Partners, Defendants pursued the Transaction in order to alleviate the "burdens" of being registered with the SEC, including the preparation of period reports, and to reduce the organizational complexity and enhance the overall operational efficiency associated with managing the operations of South Herts.

20. Prior to entering into the Purchase Agreement, Defendants, pursuant to the Limited Partnership Agreement (*see* §2.3(b)(iv)(d)), purportedly sought three different appraisals (the "Appraisals") concerning the value of the Partnership's 66.7% interest in the Cable TV System. The Appraisals were obtained from BTG Mesirow Financial Consulting, LLC, Duff & Phelps Ltd. and Grant Thornton LLP and were completed between November 23-24, 2010, with respective values of £14.2 million, £15.8 million and £12.87 million as of September 30, 2010.

The Appraisals were then averaged to determine a sale price of £14,293,000 in connection with the Transaction.

21. The Appraisals, however are stale because since the September 30, 2010 date of the Appraisals, the prospects for businesses comparable to the Cable TV System have increased substantially rendering the proposed price wholly inadequate. For example, from September 30, 2010 until March 1, 2011, the stock market value of comparable companies has increased as follows: Kabel Deutschland Holding AG, 37%; Liberty Global, Inc., 34%; BT Group PLC, 34%; Telenet Group Holding NV, 35%; Virgin Media 14%. As demonstrated by the substantial increase in value of comparable companies the consideration being offered for the Partnership's sole asset is wholly inadequate and materially undervalues the Cable TV System.

22. The Appraisals have become dated as a result of price increases, new product offerings and prospects for the offering of additional services which were not generally known at the time of the Appraisals. Virgin Media's implementation of many of those new product and technology offerings were only announced after the Appraisals were completed.

23. One of those significant technological improvements involves the roll out of higher broadband speeds for customers in the U.K. In 2009, Virgin Media's network saw the introduction of Data Over Cable Service Interface Specification 3.0 ("Docsis 3.0") technology. The Docsis 3.0 technology has been heralded as the "Holy Grail" for cable operators by significantly increasing upstream and downstream transmission speeds across networks. The Cable TV System stands to benefit from consumers switching to Virgin Media's network which offers superior speed capabilities over its competitors.

24. Virgin Media's emphasis on providing its network customers with premium transmission speeds has become particularly relevant since the completion of the Appraisals. Thus, the Cable TV System through Virgin Media recently introduced higher bandwidth speeds of up to 100 Mbps in December 2010. In addition, the Cable TV System will benefit from Virgin Media's new 30 Mbps broadband service which was announced on February 1, 2011 in a press release stating in relevant part:

> Virgin Media (NASDAQ:VMED)(LSE:VMED), the UK's leading broadband provider, today announced the launch of a new 30Mb broadband service, due to replace the existing 20Mb service from February 1st. ***Unlike other fibre optic broadband services based on VDSL technology, such as BT Infinity, Virgin Media customers can expect to receive speeds close to the stated headline 30Mb speed, and aren't subject to the "speed lottery" that plagues broadband delivered over telephone wires.***
>
> With the huge take-up of smartphones, the growing interest in WiFi-enabled tablets, coupled with the increased demand on broadband bandwidth from consumers watching TV shows online, ***the new service will give Virgin Media families 50% more bandwidth to share between all their connected devices at no extra monthly cost.***
>
> The new 'XL' service will cost just £18.50 per month, down from the previous price of £20 when taken with a Virgin Media home phone. ***The new service offers unlimited downloads and with speeds cranked up to 30Mb, is expected to give customers faster average speeds than BT Infinity*** whether it's catching up on the latest TV shows, or downloading games and music. With the new 30Mb service Virgin Media customers can enjoy a consistently faster, unlimited service, for significantly less than BT Infinity products.
>
> * * *
>
> Jon James, executive director of broadband at Virgin Media said: "As consumers continually demand more and more from their broadband, the unique power of our next-generation network means that we're able to turn up the dial to meet their needs. ***With***

so many devices connecting to the internet at home these days, our new 30Mb service will give Virgin Media families that extra boost needed to make everything run smoothly, with speeds that don't slow down depending on where you live."

Existing customers already on 'XL' broadband at 20Mb are being invited to upgrade to the new 'XL' at 30Mb from 1st February, with only a one-off upgrade fee of £30 to cover activation and exchange of their old modem and router for Virgin Media's state-of-the-art 'SuperHub'. The 'SuperHub' combined DOCSIS 3.0 modem and router is capable of Gigabit wired connectivity as well as dual-band 'N' WiFi for the ultimate in wireless connectivity to make the most of Virgin Broadband throughout the home.

Virgin Media's fibre optic broadband product range from February 1st will feature 10Mb, 30Mb, 50Mb and 100Mb, and is now enjoyed by over 4 million homes with a true next-generation network delivering consistent speeds wherever a customers lives - making Virgin Media larger than TalkTalk and second only to BT Retail. With a total footprint covering nearly 13 million homes, Virgin Media services will be made available in new areas as Virgin Media expands its network across the UK. (Emphasis added and footnotes omitted).

25. In December 2010, Virgin Media also announced the launch of TiVo set-top boxes, which will provide its customers with unparalleled integration of television and broadband internet capabilities. The TiVo service is expected to be rolled out in 2011. In connection therewith, Virgin Media issued a press release on December 12, 2010 disclosing the details of the TiVo service stating:

Virgin Media has today unveiled details of Virgin Media TV powered by TiVo®, the UK's first next-generation entertainment platform.

The new service will lead a much-anticipated revolution in the way people find and enjoy their favourite content. An easy-to-use graphical interface will combine the live TV schedule with catch-up TV, a huge library of on-demand programming and popular web-based applications alongside a market-leading personal video recorder. As a result, Virgin Media customers will never miss out

on great programmes and will find it easier than ever to discover new types of entertainment to match their tastes and preferences.

The platform will be supercharged by Virgin Media's unparalleled digital network, ensuring guaranteed quality of service, whether watching in Standard Definition, High Definition or 3D. This also means that - unlike other internet enabled TV services - customers will be able to watch what they want at the click of a button, rather than waiting for time-consuming downloads. As Virgin Media TV powered by TiVo utilises dedicated channels of bandwidth, the user's viewing choice will not come at the expense of their broadband connection, so households can watch and surf simultaneously without interruption.

Cindy Rose, executive director of digital entertainment at Virgin Media, said: "***This is a landmark moment in the UK's digital revolution and vividly illustrates why Virgin Media is the only company who can provide the ultimate digital lifestyle.*** For the first time, viewers will have a truly personalised viewing experience so they can get the most out of the wonderful worlds of the internet and TV all in one place. We're really excited to bring our customers what is just the first of successive generations of transformational services based on this unique TiVo-powered platform."

The ***game changing*** platform features a highly intelligent recommendations engine which will learn to predict the type of shows that a particular customer loves and, just like a personal shopper, will recommend great content on offer. The superior search technology will find films, music, TV shows and online content as well as providing rich programme information and details about the actors and directors, allowing viewers to discover even more content connected to the cast and production. The user will be able to create a WishList™ search based on a particular show, theme, actor or director and all future content relevant to that will be automatically recorded.

The iconic peanut-shaped TiVo remote control will also give viewers the chance to rate shows through the instantly accessible TiVo 'thumbs up/thumbs down™' buttons. Using this feature to help ensure even greater accuracy, the intelligent service will provide suggested shows and store them in the 'My Shows' folder – so Virgin Media customers will never miss out, even when they didn't set a recording.

> As well as planning TV viewing over the next week, the service allows viewers to scroll backwards by up to seven days in the TV Guide and access catch up TV and programming information instantly. This will ensure catch up TV becomes simply a seamless extension of live TV viewing.
>
> ***Through its dedicated 10Mb cable broadband modem, which is built into the personal video recorder, the new platform will also bring the ever-growing popularity of the app store to the living room for the first time, doing for TV what the iPhone and Android have done for the mobile phone.*** Built on an Adobe Flash-based platform, the latest videos, social networking and information apps will be updated regularly. The service launches initially with apps from major web brands including catch-up TV from BBC iPlayer, videos from YouTube, shopping from the online marketplace eBay, Tweets from Twitter and photos from sites such as Facebook, and the app line up will expand over the next several months.
>
> The service will be supported by a brand new set-top box offering 1 terabyte of storage – up to 500 hours of standard definition programming – as well as access to 4,600 hours of TV shows, movies and music on demand. In due course, there will also be the facility to set recordings remotely via online and mobile devices.
>
> Featuring cutting edge hardware design, the Virgin Media TV powered by TiVo box will have three tuners, allowing viewers to record two channels whilst watching a third so recording conflicts become a thing of the past. The future-proofed service will automatically be updated with new features and functionality as they become available. (Emphasis added).

26. The cable market has also been showing increased demand for "triple play" services through which customers receive a bundle of services including telephone, internet and television. In the past few months, the Cable TV System has benefitted from the more profitable "triple play" product offering which is subscribed to by over 60% of its customers.

27. Defendant Virgin Media also recently announced price increases which will take effect as of April 1, 2011. Those new prices involve an increase for all of Virgin Media's services including television, broadband and telephone.

28. The Cable TV System's ability to capitalize on the increased speed, TiVo, triple play offerings and price increases has become readily apparent since the time of the Appraisals. Thus, the rosy prospects faced by the industry were highlighted in a February 14, 2011 *Bloomberg* article titled "Cable Operators in Europe Eye IPOs, Deals as Digital Homes Ring in Profits" which states in relevant part:

> ***Owners of European cable companies haven't had it this good for years.***
>
> ***Marred before by debt and losses, European cable operators . . . face an industry set to grow more than 30 percent by 2014 from about 19 billion euros ($25.6 billion) now.*** That may spur owners to sell part or all of their holdings or ride the growth of digitization of European homes, which is ringing in profits for operators with high-speed technologies.
>
> "This year will be the acid test as to whether they can monetize those advantages," said Mark Chapman, an analyst with researcher CreditSights in London.
>
> ***An exploding appetite for high-definition content and broadband Internet is allowing cable companies with fast triple- play services -- television, Internet and phones -- to boost growth, making them attractive investments.*** Shares of Kabel Deutschland Holding AG, Germany's largest cable-TV operator, have risen 73 percent since investors, led by Providence Equity Partners, sold a stake on the stock market in March last year.
>
> In 2010, the European cable industry had revenue of about 18.8 billion euros, up 6 percent from 2009 and 38 percent from 2005, according to data provided by IHS Screen Digest analyst Guy Bisson. ***Digital TV subscription revenue more than tripled in those five years, while Internet revenue nearly doubled. Digital TV revenue for the first time exceeded that of analogue TV.***

"The business model of cable operators has stabilized," said Andreas Gentner, head of Deloitte Consulting GmbH's technology, media and telecommunications practice in Dusseldorf. ***"By entering the triple-play business, they are generating huge operating profits."***

* * *

Cable operators have benefited from a technology called Docsis 3.0, which allows high-speed data transfer on a cable TV system and carries download speeds of up to 160 megabits a second. Phone operators currently offer digital subscriber lines, or DSL, and very high speed digital subscriber lines, or VDSL in some areas, with download speeds up to 50 megabits.

'Holy Grail'

"Looking into 2011, we are fundamental bulls on the global cable industry from an operating perspective," CreditSights analysts Chris Ucko and Mark Chapman wrote in a report published Feb. 13. ***"A relatively small investment in Docsis 3.0 proved to be the industry's Holy Grail."***

German cable operators offering superior speeds compared with Deutsche Telekom AG, the country's biggest phone company, are grabbing about half of all new broadband subscriptions.

"Cable is currently in the sweet spot," Gentner said. (Emphasis added).

29. On February 16, 2011, partly in response to defendant Virgin Media's new service offerings, Wunderlich Securities raised its price target for Virgin Media from $29.00 per share to $32.00 per share stating:

Now Making the Virgin Brand Proud

Summary
We are raising our price target on Buy-rated Virgin Media (VMED) to $32 from $29 after extending our model through 2015, raising the NOL valuation through more rigorous analysis of the timing of realization, and re-gearing our market-linked valuation to the FTSE 100 rather than the S&P 500. (The latter wrinkle actually dampens the upside on the stock by over 15%, but appears more

realistic to us for a pure U.K. telecom play that has traded at a supposedly inexplicable discount and now also trades in London.) ***Virgin continues to close the video gap relative to BSkyB with more HD Channels and Sky Sports and Movies, and is highly advantaged in broadband relative to competitors.***

Key Points

IPTV/Over-the-Top (OTT) concerns at cable conference in Lucerne. European MSOs also face competition from Apple (AAPL-NR), Google (GOOG-NR) and Amazon.com (AMZN-NR) as well as developing OTT platforms from non-household names. ***Positively, last Christmas season Virgin launched its Virgin Media TV Powered By TiVo (TIVO-NR) product that provides the best integration of linear TV and broadband in the U.K. market.*** Earlier this month, the YouView joint Internet-TV venture of BT Group, TalkTalk and ITV Plc was postponed into early 2012 from mid 2011.

DOCSIS 3.0 escalation dominance relative to BT. BT Group (BT-NR) is planning to pass about two-thirds of U.K. homes with fiber, although 75% will be with fiber-to-the-node (FTTN) and only 25% with gigabit passive optical network (GPON). Even as network usage grows logarithmically and ***VMED currently offers 100 Mbps speeds***, BT's realized speed for the FTTN component of its build is apt to be in the 25Mbps vicinity, inadequate after allowing for accelerating takeup of HD in the British market.

Regulatory evolution in market should continue to help Virgin. Pricing in the U.K. broadband and fixed voice market is buttressed by the higher government mandated cost of fiber forcing price point leader TalkTalk to raise prices so as to maintain margins. This lessens voice discounting for the mature fixed line business even as Virgin uses ample excess business hours capacity on its network to gain share in the enterprise market. (LTE may not be feasible as an upgrade to 3G in the U.K. until as late as 2015.)

Rational actor telecom market suggested by U.K. rate increases. Earlier this month Virgin announced (effective in April) 75 pence increases each to line rental fees and to its 10 Mbps broadband package, Stg. 1.25/1.00 increases to its L/XL TV bouquets, and a 20Mbps upgrade to 30Mbps DOCSIS 3.0 speed with a Stg. 1.50 price reduction from the prior price point. Without getting too granular, competitors BT, TalkTalk, and Sky have all

engaged in line rental increases for the mature fixed line market. (Emphasis added).

30. On February 17, 2011, defendant Virgin Media issued a press release announcing record earnings for the 2010 fiscal year. The company's CEO, Neil Berkett, recognized the contribution of new product offerings and technologies in stating:

> ***A strong financial performance combined with the launch of a number of market leading product developments ensured 2010 was a year of great achievement for Virgin Media.*** We have driven our consumer division to its highest ever rate of revenue growth, maintained robust cost control and delivered our best ever financial year. The significant strides forward in our Mobile and Business operations contributed to this substantial result.
>
> ***In the year ahead our new TV service, powered by TiVo, will provide a real step change in home entertainment as customers benefit from the unique power of the Virgin Media network. Together with the rollout of our ultrafast 100Mb broadband, across our growing cable infrastructure, we will further accelerate our lead in next generation services and meet the ever growing demand for greater connectivity.*** Our relentless focus on the customer, combined with our powerful brand ideals, will ensure we deliver a truly Virgin experience in and out of the home. (Emphasis added).

31. The emphasis on increased network speed has translated into plenty of excitement among analysts and the Media for the prospects of defendant Virgin Media and, consequently, the Cable TV System. Thus, on February 17, 2011 Evolution Securities released a report stating:

> **Premium Broadband.** VMED's pre-eminent broadband market position is being cemented, with 32% (and rising) of new customers signing up to 20MBs (soon to be 30MBs) and above packages. High speed broadband is VMED's HD equivalent – with a far lower SAC and at higher margin. In '10, VMED improved its premium broadband mix by 500bps. We forecast an 800bps improvement in 2011, supporting high margin ARPU improvement. The more (reliable) speed VMED's customers become accustomed to, the less likely they are to churn.

32. Morgan Stanley also weighted in with a report on February 17, 2011 stating "[Virgin Media] now offers superior FCF growth to most of its US peers, and ***we see growth of about 20-25% per year through 2013e.***" On February 18, 2011, Morgan Stanley reiterated its Overweight rating for Virgin Media stating: "Given recent price increases that were above our expectations as well as continued cost control in 4Q10, we believe mid single-digit revenue growth and mid to high single-digit EBITDA growth are sustainable." Morgan Stanley's view also rings true as to the Cable TV System because it is under the same management and shares the same network and technologies as those of defendant Virgin Media.

33. On February 18, 2011, Wonderlich Securities issued another report demonstrating the advantages the Cable TV System would enjoy because of the newly introduced product and technology offerings, stating in relevant part that:

> **Summary**
> We are maintaining our Buy rating on Virgin Media (VMED) and our $32 price target, derived off a valuation approach that is now linked to the FTSE 100. Despite the albatrosses from austerity in the U.K. and the recent VAT increase, ***Virgin should benefit from the advent of its Virgin TV powered by Tivo product as well as its advantaged broadband network.*** The MSO is now able to segue to "better place to live" differentiation off the Virgin digital brand to complement the specific aspects of its quad play product bouquet. 2011 results are apt to look quite a bit like 2010, although the business segment and mobile are apt to increase their growth contribution relative to cable.
>
> **Key Points**
>
> **"Better place to live" differentation**. Virgin's growth is largely product driven but it is increasingly differentiating itself as a "better place to live" through the Virgin digital experience. When Virgin launched its broadband upgrade from 20Mbps to 30Mbps it allowed existing 20Mbps customers to upgrade to 30Mbps for six weeks before it launched to the marketplace. ***The lifetime value of customers coming on now surpasses that of those coming off,***

even though immediate on-boarding ARPU may not necessarily be higher.

Advantaged network. ***Virgin has on average 750 Mhz of spectrum compared to the BT Group (BT-NR) fixed network in the U.K. that operates at just over 30 Mhz. Virgin homes simply do not have to compete for bandwidth. Currently over 20% of homes take 30 Mbps and above data speeds.*** Virgin launched 100 Mbps in Dec10 and has rolled it out across 350K homes. It will be rolled out to the full 13 mm through 2011 and into early 2012. The upgrade is also about the separate connection into the back of the TiVo box with reallocation of spectrum.

Just over 12 months to market on TiVo middleware launch. Virgin was the first major U.K. network operator to launch an IPTV platform that will reside on each TV, PC and mobile; with TiVo middleware for the TV, the social screen, the PC, mobile, tablet, smartphone, etc. TiVo (TIVO-NR) will further accentuate the move away from linear content consumption. ***Virgin was successful in getting TiVo middleware to market in just over 12 months that it made the decision to install, in contrast to IPTV platforms that have often been late to delivery.*** (Emphasis added).

34. On February 18, 2010, *The Scotsman* published an article demonstrating the benefits of defendant Virgin Media's emphasis on broadband speed and its new TiVo service in the time after the Appraisals, stating in relevant part that:

Virgin Media yesterday posted record results after extending subscriber numbers and extracting more cash from customers.

The company - which sells broadband, telephone and pay-TV packages - added 17,100 subscribers in the final three months of last year.

The growth took the number of new customers in the full year to 76,600, compared with 17,600 in 2009, due to "good" demand for broadband and mobile.

Chief executive Neil Berkett expects to maintain the rate of growth in 2011. "This is the end to a fantastic year for us," he said. "We're ahead of consensus on just about every measure." [sic]

> "We're comfortable with the pace that we've got. It's modest net adds, which is generating significant free cash flow growth."
>
> * * *
>
> Berkett said Virgin Media - which was formed in 2007 through the merger of NTL, Telewest and Virgin Mobile - would now focus on persuading fixed-line telephone customers to also take a mobile phone package and to encourage customers to upgrade for faster broadband and the new TiVo service, which automatically records TV shows.
>
> Liberum Capital analyst Mark James said: ***"These numbers look in- line or better than some pretty strong expectations. ARPU is particularly strong."*** (Emphasis added).
>
> Steve Malcolm at Evolution Securities added: ***"Virgin Media's results highlighted the virtues of the company's premium broadband position in the market."*** (Emphasis added).

35. These developments only came to light after the Appraisals and have significantly increased the value of the Cable TV System which is a highly sought after asset in a market starving to augment its broadband capabilities and highly profitable triple play reach.

36. Since the time of the Appraisals, the market has clearly demonstrated that valuations have raced far ahead of what is being offered to the Partnership in the Transaction. Defendants, however, seek to capture all of the Cable TV System's value for themselves and to the detriment of South Herts and its Limited Partners.

37. In soliciting the Limited Partners' votes to approve the Transaction, Defendants are failing to disclose that the proposed purchase price undervalues the Cable TV System and that the appraisals are stale because of a change in the value of U.K. based cable television assets.

38. Defendants have also compounded this failure to update the valuation of the Cable TV System by initially failing to properly value the asset. Specifically, instead of valuing the

Cable TV System, two of the appraisers valued the Partnership's interest in the Cable TV System applying a marketability discount, something which is not warranted within the context of the Transaction.

Defendants' Other Self-Dealing Transaction

39. Defendants have also engaged in a self-dealing transaction which involved the transfer of valuable premium TV services (the "Premium TV Services") from the Cable TV System to defendant Virgin Media's affiliate named Future Entertainment S.à.r.l. ("Future Entertainment"), a Luxembourg based subsidiary of defendant Virgin Media which provides subscription-based premium television services.

40. On or about August 7, 2009, South Herts filed a form 10-Q with the SEC disclosing that:

> During the three months ended June 30, 2009, the General Partner agreed to the transfer of customer and supplier contracts relating to NTL South Herts' premium TV services, resulting in a transfer of revenue and costs to Future Entertainment Sarl, a wholly owned subsidiary of Virgin Media, which as of June 1, 2009 carried substantially all Virgin Media's premium TV channels and associated revenue and costs.

41. On or about November 12, 2009, South Herts filed a Form 10-Q with the SEC in connection with the third fiscal quarter ended September 30, 2009 (the "2009 Third Quarter 10-Q"), disclosing that revenue had decreased by 15% to $7.2 million from $8.5 million in the comparable three month period a year earlier. The 2009 Third Quarter 10-Q specifically attributed the decreased revenue to the transfer of the premium TV services stating:

> The decrease was primarily driven by a full quarter's impact on revenue of the transfer of customer and supplier contracts relating to the NTL South Herts' premium TV services to Future Entertainment Sarl, a wholly owned subsidiary of Virgin Media,

partially offset by the impact of selective price increases and continued growth in triple-play customers.

42. The Partnerships' revenue for the fiscal year ended December 31, 2009 also suffered as a result of the transfer of the Premium TV Services to Future Entertainment. Accordingly, in a Form 10-K filed with the SEC on or about March 17, 2010, South Herts disclosed that:

> For the year ended December 31, 2009, revenue decreased by 16.5% to $28.3 million from $33.9 million in 2008 and revenue expressed in pounds sterling decreased by 1.2% to £18.1 million in 2009 from £18.3 million in 2008. ***Revenue decreased slightly as the decline in revenue from the transfer of premium TV services, as discussed above, was only partially offset by the increase in revenue from selective telephony, broadband and television price increases as well as additional subscribers to television, broadband and fixed line telephone services.*** (Emphasis added).

43. On or about May 11, 2010, South Herts filed a Form 10-Q with the SEC in connection with the first fiscal quarter ending March 31, 2010, disclosing that:

> For the three months ended March 31, 2010, revenue increased by 5.4% to $7.0 million from $6.6 million for the three months ended March 31, 2009, and revenue expressed in pounds sterling decreased by 3.2% to £4.5 million for the three months ended March 31, 2010 from £4.6 million for the three months ended March 31, 2009. ***The decrease in sterling revenue was primarily driven by the impact on revenue of the transfer, in the second quarter of 2009, of customer and supplier contracts relating to the NTL South Herts' premium TV services to Future Entertainment Sarl***, a wholly owned subsidiary of Virgin Media Inc., partially offset by the impact of continued growth in customer numbers and triple-play customers. (Emphasis added).

44. On or about August 6, 2010, South Herts filed a form 10-Q with the SEC in connection with the second fiscal quarter ending June 30, 2010, disclosing that:

> For the three months ended June 30, 2010, revenue decreased by 4.2% to $6.9 million from $7.2 million for the three months ended

> June 30, 2009, and revenue expressed in pounds sterling was £4.6 million for both the three months ended June 30, 2010 and the three months ended June 30, 2009. ***Revenue expressed in pounds sterling was relatively unchanged as the impact on revenue of the transfer, in the second quarter of 2009, of customer and supplier contracts relating to the NTL South Herts' premium TV services to Future Entertainment Sarl, a wholly owned subsidiary of Virgin Media Inc., was largely offset by selective price increases and the impact of the growth in total customer numbers and triple-play customers.*** (Emphasis added).

45. On or about November 10, 2010, the Partnership filed a Form 10-Q with the SEC in connection with its third fiscal quarter ending September 30, 2010, disclosing that:

> For the nine months ended September 30, 2010, revenue increased by 0.6% to \$21.2 million from \$21.0 million for the nine months ended September 30, 2009, and revenue expressed in pounds sterling increased by 1.1% to £13.8 million for the nine months ended September 30, 2010 from £13.6 million for the nine months ended September 30, 2009. ***The increase in revenue expressed in pounds sterling was primarily due to selective price increases as well as additional customers subscribing to our service, partially offset by the impact on revenue of the transfer, in the second quarter of 2009, of customer and supplier contracts relating to the NTL South Herts' premium TV services to Future Entertainment Sarl***, a wholly owned subsidiary of Virgin Media Inc., together with continued decline in fixed line telephony usage and higher price discounting to stimulate customer activity and retention in light of competitive factors in the marketplace. (Emphasis added).

46. The Partnership has suffered from a spell of decreasing revenue which has been directly attributed to the disposition of the Premium TV Services to Future Entertainment. Had it not been for price increases and the organic growth of the Cable TV System's customers and triple-play offering the Partnership's revenues would have been much worse off as a result of the transfer to Future Entertainment.

47. The lost revenue caused by the disposition of the Premium TV Services adversely affected the average revenue per user ("ARPU"), a metric which industry analysts look at closely in determining a company's value. Indeed, ARPU was heavily relied upon in the Appraisals and, therefore, the Appraisals were also negatively affected by the disposition of the Premium TV Services.

48. Under the terms of the Limited Partnership Agreement (§2.2(k)), the General Partner is only permitted to dispose of the Partnership's property if certain conditions are satisfied. Thus, when the General Partner seeks to sell the Partnership's property to itself or any of its affiliates the price is to be determined by averaging three appraisals of the fair market value of that property. The General Partner breached the Limited Partnership Agreement because it failed to obtain the required appraisals in disposing of the Premium TV Services to its affiliate Future Entertainment.

49. The disposition of the Premium TV Services was also in violation of the General Partner's fiduciary duties as that transaction was effectuated for inadequate, if any, consideration for the sole benefit of Defendants and to the detriment of the Partnership and its Limited Partners.

DERIVATIVE ALLEGATIONS

50. Plaintiff brings this action derivatively in the right of and for the benefit of the Partnership to redress injuries suffered and to be suffered by the Partnership as a direct result of Defendants' wrongdoings.

51. Plaintiff will adequately and fairly represent the interests of the Partnership and its Limited Partners in enforcing and prosecuting their rights.

52. This action is brought to remedy violations of applicable law.

53. Plaintiff has not made any demand on the present members of the Fawnspring board of directors (the "Board") to institute this action because such a demand would be a futile and useless act for the following reasons:

(a) All of the Board members are affiliates of and controlled by defendant Virgin Media, which is the entity seeking to consummate the Transaction;

(b) The Board members are seeking to benefit themselves and Defendants by proceeding with the Transaction. Thus, the Board cannot exercise independent objective judgment in deciding whether to bring this action, nor vigorously prosecute such action;

(c) The Board members participated in, acquiesced in and approved the wrongs alleged herein, and did so in affirmative violation of their duties to the Partnership and the Limited Partners to act in good faith, and have permitted the wrongs alleged herein although they had knowledge or notice of those wrongs; and

(d) The Board cannot defend its actions by any alleged "independent" business judgment because they failed to act in good faith, grossly and recklessly abusing their discretion, to the Partnership and the Limited Partners;

54. This action is not a collusive one to confer jurisdiction on a court which it would not otherwise have.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duties Against Defendants

55. Plaintiff repeats and realleges each allegation contained above. Plaintiff brings this claim derivatively on behalf of the Partnership against Defendants for breaching their fiduciary duties and/or aiding and abetting such breach of fiduciary duties.

56. By the acts, transactions and courses of conduct alleged herein, the General Partner breached its fiduciary duties of good faith, loyalty, fair dealing, care and candor in pursuing the Transaction, seeking out appraisals which failed to properly value the Cable TV System as a whole, entering into the Purchase Agreement for wholly inadequate consideration, failing to disclose that the proposed purchase price undervalues the Cable TV System and that the appraisals are stale because of a material change in the value of the Cable TV System and for disposing of the Premium TV Services. The General Partner is seeking to and has deprived the Partnership of valuable assets by the Transaction and the disposition of the Premium TV Services while benefitting Defendants.

57. The Transaction and the disposition of the Premium TV Services are self-dealing transactions implemented unilaterally by the Defendants who constituted all the directors of the General Partner and exercised management control over the Partnership. Defendants are conflicted and have material financial interests diverging from those of the Partnership. As such, Defendants must establish the entire fairness of the Transaction and the disposition of the Premium TV Services.

58. Defendants by reason of their status as parties to the Purchase Agreement and/or their affiliations, and their possession of non-public information, have aided and abetted the

General Partner in the aforesaid breaches of their fiduciary duties by knowingly providing substantial assistance to the General Partner's breach of fiduciary duties.

59. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendants, who, therefore, have aided and abetted such breaches in the proposed sale of the Partnership's interest in the Cable TV System and also in transferring the Premium TV Services.

60. As a result of the unlawful actions of Defendants, the Partnership has been harmed because it will not receive fair value for the Cable TV System and did not receive fair value for the Premium TV Services.

SECOND CAUSE OF ACTION

Breach of Contract Against the General Partner

61. Plaintiff repeats and realleges each allegation contained above. Plaintiff brings this claim derivatively on behalf of the Partnership against the General Partner for breaching the Limited Partnership Agreement for failing to obtain three appraisals in connection with the disposition of the Premium TV Services to Future Entertainment.

62. The General Partner had a contractual duty pursuant to the Limited Partnership Agreement (*see* §§2.2(k) and 2.3(b)(iv)) to obtain three appraisals of the property which was to be acquired by the General Partner or any of its affiliates.

63. The General Partner, in breach of its contractual duties, failed to obtain three appraisals in connection with the disposition of the Premium TV Services to their affiliate Future Entertainment.

64. As a result of the General Partner's breach of contract the Partnership has suffered damages as it has not received adequate consideration for the Premium TV Services.

THIRD CAUSE OF ACTION

Unjust Enrichment Against Defendants Virgin Media and NTL (B) Limited

65. Plaintiff repeats and realleges each allegation contained above. Plaintiff brings this claim derivatively on behalf of the Partnership against defendants Virgin Media and NTL (B) Limited for unjust enrichment in connection with the disposition of the Premium TV Services and the Transaction.

66. As a result of the tortious conduct described above, defendants Virgin Media and NTL (B) Limited will be and have been unjustly enriched at the expense of the Partnership.

67. Defendants Virgin Media and NTL (B) Limited should be required to disgorge the gains which they have unjustly obtained or will obtain at the expense of the of the Partnership and a constructive trust for the benefit of the Partnership should be imposed.

FOURTH CAUSE OF ACTION

Against Fawnspring and South Herts for an Accounting

68. Plaintiff repeats and realleges each allegation contained above.

69. Fawnspring owes a fiduciary duty to the Limited Partners consisting of the highest obligation of loyalty and good faith in its dealing with South Herts and the Limited Partners.

70. South Herts shares and allocates certain expenses to the General Partner and VML. The method for allocating these expenses is, however, not well described in the Partnership's public filings. Thus, in South Herts' most recent 10-K filed with the SEC on or about March 17, 2010, the following summary disclosure was made:

> The General Partner and its affiliates are entitled to reimbursement from NTL South Herts for direct and indirect expenses allocable to the operation of the South Herts System, and from the Partnership for direct and indirect expenses allocable to the operation of the Partnership which include but are not limited to salaries of any full or part-time employees, rent, supplies, telephone, travel and

> restructuring and other charges. The General Partner believes that the methodology used in allocating these expenses is fair and reasonable. During the years ended December 31, 2009, 2008 and 2007, reimbursement made by NTL South Herts and the partnership to the General Partner or its affiliates for any allocable direct and indirect expenses totaled $10,009,215, $11,541,482 and $14,437,572, respectively.

71. The disclosure fails, however, to provide any details with respect to these expenses and the methodology of their allocation.

72. Defendants' self-dealing transactions alleged herein cast substantial doubt as to the authenticity and veracity of the division of expenses amongst South Herts, the Cable TV System, Fawnspring and VML.

73. Therefore, an accounting is necessary to determine whether the expenses have been properly allocated.

WHEREFORE, Plaintiff demands judgment, as follows:

A. Directing the General Partner to exercise its fiduciary duties to maximize shareholder value in any proposed sale of the Partnership's assets;

B. Imposing a constructive trust, in favor of the Partnership, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

C. Directing Defendants to account to the Partnership for all damages sustained by the Partnership by reason of the wrongs alleged in Second Cause of Action;

D. Ordering an accounting with respect to all shared expenses allocated between and among South Herts, the Cable TV System, Fawnspring and VML.

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys' fees and experts' fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: March 15, 2011

ABRAHAM, FRUCHTER & TWERSKY, LLP

Jeffrey S. Abraham
Philip T. Taylor
One Penn Plaza, Suite 2805
New York, N.Y. 10119
Tel: (212) 279-5050

Attorneys for Plaintiff

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

ROBERT LEWIS, Derivatively on Behalf of SOUTH HERTFORDSHIRE UNITED KINGDOM FUND, LTD., Plaintiff, v. VIRGIN MEDIA INC., NTL FAWNSPRING LIMITED and NTL (B) LIMITED, Defendants, and SOUTH HERTFORDSHIRE UNITED KINGDOM FUND, LTD., a Colorado Limited Partnership, Nominal Defendant.	Index No.________________

VERIFICATION

STATE OF NEW YORK)
) ss.:
COUNTY OF NEW YORK)

Robert Lewis, having first been duly sworn according to law, states:

1. I am the plaintiff in the above-captioned action.

2. I have read the Verified Shareholder Derivative Complaint in this action. The matter contained therein is true insofar as it concerns my acts and deeds. Upon

information and belief, the matter contained in the Complaint is true so far as it relates to the acts and deeds of other persons.

Robert Lewis

Sworn To and Subscribed Before Me This
7th day of March 2011

Notary Public

My commission expires: ____________ JEAN DEL GUIDICE
Notary Public, State of New York
No. 01DE4738533
Qualified in New York County
Commission Expires Jan. 31, 20__